Exhibit 99.2

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GALAPAGOS

Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

Company Number: 0466.460.429

RLE Antwerp (division Mechelen)

Invitation to the Annual Shareholders’ Meeting to be held on 30 April 2019

The board of directors of Galapagos NV (hereinafter the “Company” or “Galapagos”) has the honor to invite the shareholders, warrant holders, directors and statutory auditor of the Company to the annual shareholders’ meeting that will be held on Tuesday 30 April 2019 at 2:00 p.m. (CET) at the registered office of the Company.

Agenda and proposed resolutions

Ordinary part

1.

Acknowledgement and discussion of the annual report of the board of directors relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2018, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2018.

2.

Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2018 and approval of the allocation of the annual result as proposed by the board of directors.

Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2018, as well as the allocation of the annual result as proposed by the board of directors.

3.	Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2018.

4.	Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2018.

5.	Acknowledgement and approval of the remuneration report.

Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report.

6.	Release from liability to be granted to the directors and the statutory auditor for the performance of their duties in the course of the financial year ended 31 December 2018.

Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each director, including former director Dr. Harrold van Barlingen, and the statutory auditor from any liability arising from the performance of their duties during the last financial year.

7.	Revision of the remuneration of the statutory auditor.

Proposed resolution: The shareholders’ meeting resolves to increase the annual remuneration of the statutory auditor from €350,000 to (i) €430,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ended 31 December 2018 and (ii) €630,000 for its activities relating to the statutory annual accounts, the consolidated annual accounts and the interim reporting of the Company and its subsidiaries for the financial year ending 31 December 2019.

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8.	Appointment of a director.

Proposed resolution: The shareholders’ meeting resolves to appoint Mr. Peter Guenter (residing in Barcelona, Spain) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2023 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Mr. Peter Guenter as an independent director as he meets the independence criteria set forth in article 526ter of the Belgian Companies Code.

9.	Remuneration of directors.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves that (a) the compensation (excluding expenses) of the non-executive directors for the exercise of their mandate is established as follows: (i) chairman of the board: €80,000 per annum; (ii) other non-executive board members: €40,000 each per annum; (iii) additional compensation for membership of a board committee: €5,000 per annum; (iv) additional compensation for the chairmanship of a board committee: €10,000 per annum; and (b) a power of attorney is granted to the board of directors to determine the total remuneration package of the managing director (CEO) for his management function in the Company, it being understood that this remuneration shall include a compensation for the performance of his mandate as a director of the Company.

10.	Offer of warrants.

Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting (i) resolves to offer 100,000 warrants to Mr. Onno van de Stolpe, 15,000 warrants to Dr. Raj Parekh, and 7,500 warrants to each of Mr. Howard Rowe, Ms. Katrine Bosley, Dr. Mary Kerr and Mr. Peter Guenter, under warrant plans created (or to be created) by the board of directors for the benefit of directors, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital (jointly “Warrant Plan 2019”), the key conditions of which will be in line with previous warrant plans of the Company, (ii) empowers the managing director, as well as any other director as regards the offer to the managing director, to implement this offer, and (iii) to the extent required, approves the offer of warrants to members of Galapagos’ executive committee under Warrant Plan 2019 in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 520ter and 556 of the Belgian Companies Code, the shareholders’ meeting expressly approves the particular provisions that will be included in Warrant Plan 2019 pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the warrants offered (to the extent accepted) under Warrant Plan 2019 can be exercised early, even before the third anniversary of their award.

The resolutions of this shareholders’ meeting relating to the issuance of warrants can only be implemented if the Belgian Financial Services and Markets Authority (FSMA) has communicated to the Company that it has no objections to make against the issuance of warrants as set forth in this agenda item.

Special part

11.	Application of article 556 of the Belgian Companies Code.

Proposed resolution: In accordance with article 556 of the Belgian Companies Code, the shareholders’ meeting resolves to approve, and to the extent required, ratify all of the provisions granting rights to third parties which could affect the assets of the Company, or could impose an obligation on the Company, where the exercise of those rights is dependent on a public takeover bid on the shares of the Company or a change of control in respect of the Company, as included in: (a) the Second Amended and Restated Collaboration Agreement between Galapagos NV and AbbVie S.à.r.l. dated 24 October 2018 (the “AbbVie Agreement”) including, but not limited to, clause 11.2 (Change in Control of Galapagos) of the AbbVie Agreement, entitling the counterparty, in the event of a change

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in control of the Company, to oblige the Company to take appropriate measures to avoid the disclosure of confidential information, to limit AbbVie’s reporting obligations to the Company, or, depending on the stage in which the change of control occurs, to terminate the AbbVie Agreement; (b) the Exclusive License Agreement among Galapagos NV, MorphoSys AG and Novartis Pharma AG dated 19 July 2018 (the “Novartis Agreement”), including, but not limited to, clause 3.7 of the Novartis Agreement (Change of Control), entitling Novartis, in the event of a change of control of the Company, to have the Company’s representatives removed from the joint committees; and (c) the Product Development, License and Commercialization Agreement between Galapagos NV, Les Laboratoires Servier and Institut de Recherches Servier as amended and restated on 8 May 2018 (the “Servier Agreement”), including but not limited to clause 13.4 (Termination by Servier Without Cause or Due to Galapagos Change of Control), clause 13.5 (Rights on Termination) and clause 13.7 (Change of Control), entitling the counterparty, in the event of a change of control of the Company, to elect to terminate the Servier Agreement subject to an option for the Company to choose from two contractual termination regimes, both including the termination of the licenses granted by the Company to Servier and the freedom for the Company to conduct research and development activities on terminated licensed products, or to have the licenses granted to Servier continue, with all payment obligations remaining in place, but with Servier having full control over the further development and patent strategies for the licensed product in Servier’s territory. The shareholders’ meeting grants a special power of attorney to each director of the Company, as well as to Mr. Xavier Maes, Ms. Ellen Lefever, Ms. Annelies Denecker, and Ms. Lauran Diependaele, each acting individually and with the power of substitution, to file this resolution with the clerk’s office of the Commercial Court of Antwerp, division of Mechelen, in accordance with article 556 of the Belgian Companies Code.

12.	Miscellaneous.

Registration and admission formalities

In order to be admitted to the shareholders’ meeting, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the articles of association of the Company, and fulfill the formalities and make the notifications described below.

In accordance with article 537 of the Belgian Companies Code, the holders of warrants issued by the Company can only attend the shareholders’ meeting with a consultative vote.

1	Holders of registered shares and warrants

The holders of registered shares and warrants are entitled to participate in, and in the case of shares to vote at, the shareholders’ meeting, provided that:

•

their shares or warrants are recorded in their name in the register of registered shares or warrants at midnight (24:00) (CET) on 16 April 2019 (the “record date”), irrespective of the number of shares or warrants that they own on the date of the shareholders’ meeting; and

•

they notify the Company in writing of (i) their intention to participate in the shareholders’ meeting, and (ii) the number of securities for which they wish to participate in the shareholders’ meeting, by means of a signed form that must be received by the Company at the Company’s registered office at the latest on 24 April 2019; a model of this form is available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

This notification must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

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2	Holders of dematerialized shares

The holders of dematerialized shares are entitled to participate in, and to vote at, the shareholders’ meeting, provided that:

•

their shares are recorded in their name in the accounts of a recognized account holder or a settlement institution at midnight (24:00) (CET) on 16 April 2019 (the “record date”), irrespective of the number of shares that they own on the date of the shareholders’ meeting; and

•

at the latest on 24 April 2019, they provide the Company (at the Company’s registered office) with, or arrange for the Company (at the Company’s registered office) to be provided with, a certificate issued by a recognized account holder or the settlement institution certifying the number of dematerialized shares recorded in the shareholder’s accounts on the record date in respect of which the shareholder has indicated his intention to participate in the shareholders’ meeting.

This certificate must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Only persons who are a shareholder of the Company on the record date (16 April 2019) and who have indicated their intention to participate in the shareholders’ meeting as set out above will be entitled to participate in the shareholders’ meeting. The shares are not blocked as a result of the above-mentioned process. As a result, the shareholders are free to dispose of their shares after the record date.

Proxy

In accordance with article 30 of the articles of association of the Company, shareholders having complied with the registration and admission formalities set out above may be represented at the shareholders’ meeting by a proxy holder, who does not need to be a shareholder. Except in cases provided for by law, a shareholder may only appoint one person as proxy holder for a particular shareholders’ meeting.

Shareholders who so wish to be represented by proxy should use the proxy form (with voting instructions) made available at the Company’s registered office and on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com).

The signed proxy form must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 24 April 2019.

Right to ask questions

In accordance with article 540 of the Belgian Companies Code and article 34 of the articles of association of the Company, all shareholders are entitled, whether during the shareholders’ meeting or in writing before the meeting, to ask questions to the directors with respect to their report or the agenda items and to the statutory auditor with respect to its report.

Questions asked in writing will only be answered if the relevant shareholder has fulfilled the registration and admission formalities set out above and if the written question has been received by the Company at the latest on 24 April 2019.

Such questions must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Right to add agenda items

In accordance with article 533ter of the Belgian Companies Code and article 28 of the articles of association of the Company, one or more shareholders, who together possess at least three per cent (3%) of the Company’s share capital, may request for items to be added to the agenda of the shareholders’ meeting and submit proposed resolutions in relation to existing agenda items or new items to be added to the agenda. Such requests, along with proof of ownership of the required participation, and, as the case may be, the text of the

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items to be dealt with and the related proposed resolutions, must be submitted to Galapagos by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), and must reach Galapagos by no later than 8 April 2019. As the case may be, Galapagos shall publish the modified agenda at the latest on 15 April 2019.

Availability of documents

The documentation relating to this shareholders’ meeting or that must be made available pursuant to law, as well as the total number of shares and voting rights at the date of the convening notice, are available on the Company’s website under the tab “Investors > Shareholder Information > Shareholders’ Meetings” (www.glpg.com). Hard copies of these documents can be obtained at no cost by simple request via e-mail (shareholders@glpg.com), post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium), or telephone (+32 15 342 900). Please address any requests for more information to Galapagos’ legal department (+32 15 342 900). Correspondence can be sent to Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium (e-mail: shareholders@glpg.com).

Miscellaneous

In order to facilitate an expedient registration, the participants are requested to be present at least fifteen minutes prior to the start of the shareholders’ meeting.

The natural persons who intend to attend the shareholders’ meeting in their capacity of owners of securities, proxy holders or representatives of a legal entity must be able to provide evidence of their identity in order to be granted access to the shareholders’ meeting. The representatives of legal entities must hand over the documents establishing their capacity as corporate representative or attorney-in-fact. These documents will be verified immediately before the start of the meeting.

The board of directors

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